SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FIRST FINANCIAL BANCORP.

(Name of Issuer)

FIRST FINANCIAL BANCORP. (Issuer)

(Name of Filing Person (Identifying Status as Offerer, Issuer or Other Person))

Common Shares, No Par Value

(Title of Class of Securities)

320209109

(CUSIP Number of Class of Securities)

Gregory A. Gehlmann

General Counsel

First Financial Bancorp.

300 High Street, 8th Floor

Hamilton Ohio 45011

Telephone: (513) 867-4709

Facsimile: (513) 867-3112

Copy to:

Neil Ganulin

Frost Brown Todd LLC

2200 PNC Center

201 East Fifth Street

Cincinnati, Ohio 45202

Telephone: (513) 651-6800

Facsimile: (513) 651-6981

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$63,375,000	$7,460

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 3,250,000 outstanding common shares at the maximum tender offer price of $19.50 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $	Filing Party:
Form of Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by First Financial Bancorp, an Ohio corporation (“First Financial” or the “Company”), to purchase up to 3,250,000 common shares, no par value, including the associated purchase rights (“Rights”) issued under the Rights Agreement dated November 23, 1993, as amended, between the Company and First Financial Bank, National Association (formerly known as First National Bank of Southwestern Ohio), (collectively, the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $17.50 and $19.50 per share, without interest. First Financial’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is First Financial Bancorp. The address and telephone number of First Financial is set forth under Item 3.

(b) The information regarding the subject securities set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information about the trading market and price of the subject securities set forth under “Section 8—Price Range of Shares; Dividends” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) First Financial is the filing person to which this Schedule TO relates. The address of First Financial’s principal executive office is 300 High Street, Hamilton, Ohio 45011. First Financial’s telephone number is (513) 867-5447. The information set forth in the Offer to Purchase under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1—Number of Shares; Proration;

•	Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer;

•	Section 3—Procedures for Tendering Shares;

•	Section 4—Withdrawal Rights;

•	Section 5—Purchase of Shares and Payment of Purchase Price;

•	Section 6—Conditional Tender of Shares;

•	Section 7—Conditions of the Tender Offer;

•	Section 13—United States Federal Income Tax Consequences; and

•	Section 14—Extension of the Tender Offer; Termination; Amendment.

There will be no material differences in the rights of security holders as a result of the transaction.

(b) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under “Section 2—Purpose of the Tender Offer; Certain Effects of the Tender Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under “Section 9—Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth under “Section 15—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth under “Section 10—Certain Information Concerning Us” in the Offer to Purchase, the information set forth in Part I–Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and the information set forth in Part I–Item 1 of the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005, are incorporated herein by reference.

(b) The information set forth under “Section 10—Certain Information Concerning Us” in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth under “Section 10—Certain Information Concerning Us”, “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12—Legal Matters; Regulatory Approvals” and “Section 16—Miscellaneous” in the Offer to Purchase are incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(i) and (a)(l)(ii), respectively, hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a	)(1)(i)	Offer to Purchase dated November 3, 2005.

(a	)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer and separate Identification Number on Substitute Form W-9).

(a	)(1)(iii)	Notice of Guaranteed Delivery.

(a	)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.

(a	)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.

(a	)(1)(vi)	Letter dated November 3, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp.

(a	)(1)(vii)	Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005.

(a	)(2)	None.

(a	)(3)	Not applicable.

(a	)(4)	Not applicable.

(a	)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.*

(a	)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.*

(a	)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.*

(a	)(5)(iv)	Form of memo to associates of First Financial Bancorp and subsidiaries.

(a	)(5)(v)	Consent of Independent Registered Public Accounting Firm.

(b	)	Not applicable.

(d	)(1)	First Financial Bancorp 1991 Stock Incentive Plan, dated September 24, 1991, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 33-46819.

(d	)(2)	First Financial Bancorp Dividend Reinvestment and Share Purchase Plan dated April 24, 1997, and incorporated herein by reference to a Registration Statement on Form S-3, Registration No. 333-25745.

(d	)(3)	First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d	)(4)	First Financial Bancorp 1999 Stock Option Plan for Non-Employee Directors dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d	)(5)	First Financial Bancorp Director Fee Stock Plan amended and restated effective April 20, 2004, and incorporated herein by reference to Exhibit 10.12 to the Form 10-Q for the quarter ended June 20, 2004. File No. 000-12379.

(d	)(6)	First Financial Bancorp Deferred Compensation Plan effective June 1, 2003, and incorporated herein by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2003. File No. 000-12379.

(d	)(7)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report April 18, 2005.

(d	)(8)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report April 18, 2005.

(d	)(9)	Form of Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report April 18, 2005.

(d	)(10)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report November 29, 2004.

(d	)(11)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report November 29, 2004.

(d	)(12)	Form of First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report November 29, 2004.

(d	)(13)	Rights Agreement between First Financial Bancorp and First National Bank of Southwestern Ohio dated as of November 23, 1993, and incorporated herein by reference to Exhibit 4 to the Form 10-K for year ended December 31, 1998. File No. 000-12379.

(d	)(14)	First Amendment to Rights Agreement dated as of May 1, 1998, and incorporated herein by reference to Exhibit 4.1 to the Form 10-Q for the quarter ended March 31, 1998. File No. 000-12379.

(d	)(15)	Second Amendment to Rights Agreement dated as of December 5, 2003, and incorporated herein by reference to Exhibit 4.1 to Bancorp’s Form 8-K filed on December 5, 2003. File No. 000-12379.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed on Schedule TO-C on November 2, 2005

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST FINANCIAL BANCORP.

By:	/s/ J. FRANKLIN HALL
Name: J. Franklin Hall Title: Senior Vice President and Chief Financial Officer

Dated: November 3, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated November 3, 2005.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer and separate Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 3, 2005.

(a)(1)(vi)	Letter dated November 3, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp.

(a)(1)(vii)	Letter from the Thrift Plan Administrative Committee, including Letter and Notice of Instructions, to all Participants in the First Financial Bancorp Thrift Plan and Trust dated November 3, 2005.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated November 2, 2005, regarding the tender offer.*

(a)(5)(ii)	Press Release, dated November 2, 2005, regarding third quarter earnings and referring to the tender offer.*

(a)(5)(iii)	Letter dated November 2, 2005 from Claude E. Davis, President and Chief Executive Officer of First Financial Bancorp to associates.*

(a)(5)(iv)	Form of memo to associates of First Financial Bancorp and subsidiaries.

(a)(5)(v)	Consent of Independent Registered Public Accounting Firm.

(b)	Not applicable.

(d)(1)	First Financial Bancorp 1991 Stock Incentive Plan, dated September 24, 1991, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 33-46819.

(d)(2)	First Financial Bancorp Dividend Reinvestment and Share Purchase Plan dated April 24, 1997, and incorporated herein by reference to a Registration Statement on Form S-3, Registration No. 333-25745.

(d)(3)	First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(4)	First Financial Bancorp 1999 Stock Option Plan for Non-Employee Directors dated April 27, 1999, and incorporated herein by reference to a Registration Statement on Form S-8, Registration No. 333-86781.

(d)(5)	First Financial Bancorp Director Fee Stock Plan amended and restated effective April 20, 2004, and incorporated herein by reference to Exhibit 10.12 to the Form 10-Q for the quarter ended June 20, 2004. File No. 000-12379.

(d)(6)	First Financial Bancorp Deferred Compensation Plan effective June 1, 2003, and incorporated herein by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2003. File No. 000-12379.

(d)(7)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report April 18, 2005.

Exhibit Number	Description

(d)(8)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report April 18, 2005.

(d)(9)	Form of Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report April 18, 2005.

(d)(10)	Form of Stock Option Agreement for Incentive Stock Options incorporated herein by reference to Exhibit 10.1 to the Form 8-K, date of report November 29, 2004.

(d)(11)	Form of Stock Option Agreement for Nonqualified Stock Options incorporated herein by reference to Exhibit 10.2 to the Form 8-K, date of report November 29, 2004.

(d)(12)	Form of First Financial Bancorp 1999 Stock Incentive Plan for Officers and Employees Agreement for Restricted Stock Award incorporated herein by reference to Exhibit 10.3 to the Form 8-K, date of report November 29, 2004.

(d)(13)	Rights Agreement between First Financial Bancorp and First National Bank of Southwestern Ohio dated as of November 23, 1993, and incorporated herein by reference to Exhibit 4 to the Form 10-K for year ended December 31, 1998. File No. 000-12379.

(d)(14)	First Amendment to Rights Agreement dated as of May 1, 1998, and incorporated herein by reference to Exhibit 4.1 to the Form 10-Q for the quarter ended March 31, 1998. File No. 000-12379.

(d)(15)	Second Amendment to Rights Agreement dated as of December 5, 2003, and incorporated herein by reference to Exhibit 4.1 to Bancorp’s Form 8-K filed on December 5, 2003. File No. 000-12379.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-C on November 2, 2005.